PRESS RELEASE

Formula Systems Reports First Quarter Results for 2014

Net income for the first quarter included net gain of $61.4 million related to the deconsolidation of Magic Software

Or Yehuda, Israel, May 14, 2014 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a global information technology company principally engaged, through its subsidiary and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions, today announced its results for the first quarter of 2014.

Financial Highlights for the First Quarter of 2014

•	In March 2014, Magic Software issued 6,900,000 of its ordinary shares in a follow-on public offering, of which Formula purchased 700,000 ordinary shares at a price of $8.50 per share. As a result of the offering, our beneficial ownership percentage in Magic Software decreased from 51.6% to 45.0%, resulting in the deconsolidation of Magic Software's from our financial statements. Following the said deconsolidation and starting March 5, 2014, our investment in Magic Software is measured under the equity method of accounting. The gain recognized in relation to Formula's loss of control in Magic Software in the first quarter of 2014 amounted to $61.4 million, net of preliminary estimated related deferred taxes.

•	Operating income for the quarter ended March 31, 2014, decreased 47% to $7.0 million compared to $13.1 million in the same period last year. Operating income was negatively impacted by the deconsolidation of Magic and Sapiens results of operations, which were consolidated during all of the first quarter of 2013.

•	Net income for the quarter ended March 31, 2014, amounted to $57.1 million, or $3.99 per fully diluted share, compared to $4.2 million, or $0.30 per fully diluted share, in the same period last year. Net income for the first quarter of 2014 was positively impacted by the net gain recorded in relation to Formula's loss of control in Magic Software described above offset by $3.1 million loss recorded as a result of decrease of Formula beneficial ownership percentage in Sapiens from 48.6% to 47.7% due to the exercise of employee stock based compensation and warrants.

•	Consolidated cash and short-term and long-term investments in marketable securities totaled approximately $99.4 million as of March 31, 2014.

•	Total equity as of March 31, 2014 was $480.8 million (representing 54% of the total balance sheet).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are pleased with the strong opening to the year in terms of both revenues and profits across our portfolio. Matrix kicked off the year with strong first quarter revenues of $146.5 million and net income of $5.7 million, an increase of 18% and 26% respectively year over year, and was ranked as the number one IT service provider in Israel by analyst firm, STKI, for the 9th consecutive year in 2014. Magic reported an excellent quarter with revenues of $40.9 million and net income of $4.5 million, up 23% and 28% respectively year over year, and showed strong performance across its products and services in all regions. Sapiens produced record quarterly revenues of $36.6 million with net income of $3.0 million, up 16% and 15% respectively year over year, with significant growth across all of its products.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2014	2013
	Unaudited
Revenues	173,489	188,770
Cost of revenues	139,129	143,410

Gross profit	34,360	45,360
Research and development costs, net	787	4,107
Selling, general and administrative expenses	26,600	28,111

Operating income	6,973	13,142

Financial expenses, net	2,064	1,475

Income before taxes on income	4,909	11,667
Taxes on income	2,685	1,786

Income (loss) after taxes	2,224	9,881
Gain derived from deconsolidation of subsidiary and
equity in gains of affiliated companies, net	59,900	11

Net income	62,124	9,892
Change in redeemable non controlling interests	659	752
Net income attributable to non-controlling interests	4,370	4,900

Net income attributable to Formula's shareholders	57,095	4,240

Earnings per share (basic)	4.11	0.31
Earnings per share (diluted)	3.99	0.30

Number of shares used in computing earnings per share (basic)	13,876,696	13,596,000
Number of shares used in computing earnings per share (diluted)	14,291,370	13,966,314

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2014	2013
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	81,836	82,123
Marketable securities	17,076	17,956
Short-term deposit	25	672
Trade receivables	156,833	197,442
Other accounts receivable and prepaid expenses	33,597	35,527
Inventories	2,812	2,407
Total current assets	292,179	336,127

LONG-TERM INVESTMENTS:
Marketable securities	482	520
Deferred Taxes	12,423	13,152
Prepaid expenses and other accounts receivable	8,113	8,761
Total Long-Term Investments	21,018	22,433

INVESTMENTS IN AFFILIATED COMPANIES	329,269	161,501

SEVERANCE PAY FUND	60,685	68,148

PROPERTY, PLANTS AND EQUIPMENT, NET	17,658	19,408

NET INTANGIBLE ASSETS AND GOODWILL	173,891	267,077

TOTAL ASSETS	894,700	874,694

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Liabilities to banks	28,484	35,636
Trade payables	42,501	52,645
Deferred revenues	27,044	28,454
Dividend payable	3,037	4,565
Other accounts payable	73,187	89,670
Total current liabilities	174,253	210,970

LONG-TERM LIABILITIES:
Liabilities to banks and others	117,506	62,447
Deferred revenue	4,991	4,990
Deferred taxes	28,110	8,157
Other long-term payables	2,180	4,289
Accrued severance pay	73,760	81,258
Total long-term liabilities	226,547	161,141

REDEEMABLE NON-CONTROLING INTEREST	13,057	23,529

EQUITY
Equity attributable to Formula shareholders	389,459	320,787
Non-controlling interests	91,384	158,267
Total equity	480,843	479,054

TOTAL LIABILITIES, REDEEMABLE
NON-CONTROLING INTEREST AND EQUITY	894,700	874,694